VIA EDGAR
---------
                                                                 August 26, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4631
Attn: Melinda Hooker

RE:      Form 8-K Item 4.01 filed on August 13, 2009
         File: 333-153762

Dear Ms. Hooker:

Please be informed that the undersigned has received and read your letter dated August 13, 2009, regarding the Registrant's Disclosures on Form 8-K as filed with the Securities and Exchange Commission ("Commission") on August 13, 2009.

This letter is to respond, in writing, to the questions, comments and requests for information specified in that letter. The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

Form 8-K filed August 13, 2009
------------------------------

Item 4.01 - Changes in Registrant's Certifying Accountant
---------------------------------------------------------

      1. We note your disclosure in the second paragraph that "during the registrant's two most fiscal years and the subsequent interim period thereto, there were no disagreements with Moore and Associates, Chartered whether or not resolved, on any matter . . ." Please revise your disclosure to, instead, refer to the registrant's two most recent fiscal years and the subsequent interim period through the date of the change in accountants.

RESPONSE: Please note that the Form 8-K has been revised to refer to Xtrasafe's two most recent fiscal years and the subsequent interim period through August 6, 2009.

      2. Please revise your disclosure to disclose, if true, there were no reportable events during the registrant's two most recent fiscal years and any subsequent interim period through the date of change in accountants. Refer to item 304(a)(1)(v) of Regulation S-K.

RESPONSE: Please note that the 8-K has been revised to note that there were no reportable events during the registrant's two most recent fiscal years and any subsequent interim period, through August 6, 2009, as required by Item 304(a)(1)(v) of Regulation S-K.

      3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

RESPONSE: Please note that a revised Exhibit 16 letter from Moore and Associates, Chartered is filed with Amendment No. 1 to Form 8-K.

Xtrasafe acknowledges that it alone is responsible for the adequacy and accuracy of the disclosure(s) in its filing. We also understand that Commission Staff comments or changes to disclosure(s) in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. Lastly, we also understand that Xtrasafe may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated August 13, 2009.

If you should require any additional information or clarification, please do not hesitate to contact me at (646) 340-9051.

Your assistance in this matter is greatly appreciated.

Sincerely,

/s/ Daniel Baker

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